August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (972) 348-5330

J. Michael Parks
Chairman and Chief Executive Officer
Alliance Data Systems Corp.
17655 Waterview Parkway
Dallas, TX 75252

> **Re: Alliance Data Systems Corp.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 1-15749**

Dear Mr. Parks:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Independence, page 17

1. Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements, not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See also Instruction 3 to Item 407(a).

Certain Relationships and Related Transactions, page 18

2. Clarify whether the policies and procedures relating to the review, approval or ratification of related party transactions are in writing, as required by Item 404(b)(1)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 21

3. Individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

4. We refer you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Parks received the highest base salary of $840,000, which was approximately $290,000 above that of the next highest base salary paid, and over $1.5 million in non-equity incentive plan compensation, which was over $746,000 more than the next highest paid award under the plan. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

5. Describe in greater detail the nature and scope of each compensation consultant's assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. For example, you refer to the Compensation Committee's engagement of Hewitt Associates LLC. See Item 407(e)(3)(iii) of Regulation S-K.

Competitive Considerations page 22

6. You disclose on page 22 the target benchmarks for individual elements of compensation that are set at percentiles of the companies surveyed. Disclose the percentiles of the companies surveyed represented by actual compensation paid for 2006. If the actual percentile differs from the targeted percentile, disclose the reasons for this difference.

Compensation Procedures, page 23

7. Please elaborate on the role of the CEO, Mr. Parks, in Alliance Data's compensation process and his input during the crafting of compensation packages. For example, disclose whether he makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation. Also, since Mr. Parks has the discretion to adjust annual performance based cash incentive compensation up or down 10%, clarify whether he would have this ability regarding his own compensation.

Annual Performance-Based Cash Incentive Compensation, page 24

8. You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual performance-based cash incentives, and long-term equity incentive awards, such as the segment specific targets. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Include the 2007 targets that were known as of the filing of the proxy statement. In addition, we note that part of this compensation is based upon a qualitative performance factor, the target level of associate engagement. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

9. Disclose in greater detail the allocation of the 80% of the target payout among the various specific performance targets for the segments.

10. Clarify when the discretion of the Compensation Committee to select from numerous performance measures, as referred to on page 27, is available. For example, clarify whether the discretion is available when the targets are initially set or whether this discretion would also extend to allow the alteration of the performance measures and/or performance targets throughout the year and possibly after the fiscal year end. If so, disclose whether such discretion was exercised by the Compensation Committee.

Long-Term Equity Incentive Compensation, page 25

11. Provide a more detailed discussion as to how the various awards of long-term equity incentive compensation are determined. This section currently only addresses the specific performance target used to determine the performance based restricted stock and restricted stock unit awards. Disclose how the stock options and the time based restricted stock and restricted stock unit awards are determined. Also, disclose when you award restricted stock and when you award restricted stock units.

2007 Special Award, page 27

12. Please name the "certain" executive officers that received a special award. Also, we note that this award was made to comply with Section 162(m). Disclose the specific performance factors used in determining the grant of the award.

Agreements with Executive Officers, page 28

13. Disclose why you have chosen to pay various multiples of the components of compensation as severance or change of control payments. Also disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Summary Compensation Table, page 32

14. With respect to perquisites and other personal benefits for which footnote quantification is required, please describe your methodology for computing the aggregate incremental cost. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Fiscal Year 2006 Grants of Plan-Based Awards, page 34

15. It appears that the equity incentive plan awards that were granted in 2006 but were not earned until February 2007 should be included in the Outstanding Equity Awards at Fiscal Year-End table as equity incentive plan awards: number of unearned shares, units or other rights that have not vested.

Equity Incentive Compensation, page 35

16. You have provided detailed information in this section. The narrative discussion in this section should be limited to that information necessary to an understanding of the disclosure in the tables, as required by Item 402(e) of Regulation S-K. In addition, much of the disclosure in this section is repetitive of the information in the Compensation Discussion and Analysis section. We direct you to Release 33-8732A, Section Release 8732A, Section VI.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel